

Gold Resource Corporation

NYSE Amex: GORO


11007543


SEC MAIL PROCESSING
RECEIVED
SECTION


GOLD RESOURCE CORPORATION
2010
1 OZ .999 FINE GOLD

2011 Annual Report

Corporate Strategy

- **Focus on cash flow and dividends**
- **Significant gold production growth profile**
- **Remain a "low-cost" industry leader**
- **Develop projects on an accelerated basis**
- **Build the Company with cash-flow, limit dilution**
- **Develop multiple projects to supply ore to strategically located El Aguila mill**
- **Aggressive and organic growth**

2010 Dividend Distributio

$0.18

July 2010	$0.03
Aug. 2010	$0.03
Sept. 2010	$0.03
Oct. 2010	$0.03
Nov. 2010	$0.03
Dec. 2010	$0.03



GOLD RESOURCE CORPORATION

NYSE Amex: GORO

www.GoldResourceCorp.com





Gold Resource Corporation




TABLE OF CONTENTS

	Page(s)
President's Letter	2
El Aguila Mill	3
Arista Underground Mine	4
Exploration	5
Communities and Environment	6
Management's Discussion and Analysis	7 - 18
Auditors' Report	19 - 20
Consolidated Financial Statements	21 - 27
Notes to Consolidated Financial Statements	28 - 43
Corporate Information	45

PRESIDENT'S LETTER

Dear Fellow Shareholders,

2010 was a year of tremendous firsts for Gold Resource Corporation. We commissioned the mill at our El Aguila Project, and commenced commercial production of gold and silver concentrates on July 1, 2010. That same month, we declared our first dividend back to the owners of the Company, its shareholders, and by the end of 2010 we distributed a total of $9.5 million to the shareholders. In August 2010, our shares were first listed for trading on the NYSE Amex.

Every mining company's value starts with the quality of its mineralization in the ground. To date, our El Aguila Project has demonstrated high-grade mineralization within an exciting and potentially world class geologic system. Our initial production came from the open pit mineralization at El Aguila, which provided us with many advantages during our early operations, including early cash flow, mill optimization opportunities, supplying waste rock to construct the tailings impoundment facilities and contributing to putting in place a successful team of professionals ready to take the Company into its next phase.

We have been transitioning since March 2011 from processing the open pit ore to the underground mine ore from our Arista deposit, which contains higher levels of gold and silver mineralization but also the base metals of lead, zinc and copper. The Arista vein system is the Company's largest deposit discovered to date and represents the source of longevity for our operations. We are accelerating exploration and mine development here and expect to extend this deposit. We also believe there is potential for a larger replacement style ore body deep under the Arista veins and plan to test many deep drill targets in this area as well.

We believe the high-grade epithermal system giving rise to our deposits to date is very exciting. We have consolidated a 16 kilometer land position across what we believe to be an important structural corridor. Our Oaxaca Mining Unit consists of 5 potentially high-grade gold and silver properties. All of these properties are within trucking distance of the El Aguila mill facility. We are expanding exploration at our Alta Gracia property and have a select development team that is evaluating the possibility of a small, potentially high-grade gold mine at our El Rey property. The potential development of these properties is consistent with our objective of having all of our properties eventually feeding the El Aguila mill and may enable us to maximize head grade run through the mill which helps us continue to be a low cost producer and it would keep additional capital costs to a minimum.

We are very proud of our Oaxaca Mining Unit team. Our team is comprised of 100% Mexican nationals, many of whom are pictured throughout this report. We have a team of experienced mining professionals and have many locals who have been trained in our operations. They have acquired a great deal of skill and experience and come to work each day with a professional attitude and enthusiasm. Their efforts have made a tremendous impact on the Company and in the local community and we would like to thank them for their contributions and good work.

Looking forward, we expect 2011 will be a transformational year as we continue to transition and optimize the processing of the high-grade Arista ore and continue working toward our goal to produce 200,000 ounces or more of gold equivalent precious metals at "zero" cash cost by 2013. In 2011, we expect increased mineral production, increased cash flow and opportunities to continue to pay a divided to shareholders when such cash flow allows. It is my goal to not only institute a fixed dividend in the future but to increase it. We also hope in the future to create a program where shareholders have an option to choose an in-kind distribution of gold or silver in the form of the Gold Resource Corporation one ounce Double Eagle, which is featured on the covers of this annual report. Without you we would not be where we are today and we will continue to look for ways to reward that support of our vision of what a producing gold company can be.

Sincerely,



Jason Reid
President

EL AGUILA MILL


"FLEXIBLE" MILL DESIGN with TWO Production Circuits

FLOTATION CIRCUIT

Capacity: 440,000 tonnes/year

Product = 3 Concentrates

Copper/Gold - Lead/Silver - Zinc





AGITATED LEACH CIRCUIT

Capacity: 100,000 tonnes/year

Product = Au/Ag Dore

THE ARISTA UNDERGROUND MINE





A High-Grade Epithermal System



STD
Pb, Cu, Zn

High-Grade 3 Meter Nominal Mining Width

	True Thick	Gold Au g/t	Silver Ag g/t	Copper Cu %	Lead Pb %	Zinc Zn %	Tonnes
Avg. →	3.64	6.50	506	0.60	2.24	6.75	2,962,000

Precious Metal AuEq (Au, Ag) At Full Production

Avg. Head Grade = 15.5 g/t (0.50 oz/t) AuEq (Gold @ $950 & Silver @ $17)

440,000 tonnes/yr. x 92% recovery = 200,000 oz/t AuEq

(Precious Metals)

ALL ESTIMATED PRODUCTION COSTS POTENTIALLY PAID FOR BY BASE METAL REVENUES OF $132/TONNE

Internal Estimate, Not SEC Proven & Probable Reserves; see Risk Factors in Company's 10K

By-Product Base Metal Credits

Metal →	Copper	Lead	Zinc
Grade →	0.60%	2.24%	6.75%
Price →	$2.70	$1.00	$1.00

In Place Value of $233/t x 94% recovery X 60% NSR = $132/t

(Base Metals)

Calendar Year-End Production Targets



200,000
Precious Metal Gold Equivalent (AuEq)
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
10,493
90,000
155,000
Increasing Production
2010
11
12
13
14
15
16
17
18
YEAR

Cash Cost / Ounce Targets



Precious Metal $ Cash Cost / oz
$300
$200
$100
0
$217
$100
Decreasing Cash Costs
$"0"
2010
11
12
13
14
15
16
17
18
YEAR



2011 Annual Report

EXPLORATION


100% Interest in Five Potential High-Grade Gold and Silver Properties

- **100% interest in 5 potential high-grade gold and/or silver properties**
- **All properties within trucking distance to strategically located El Aguila Mill**
- **Consolidated 3 historic mining districts with over 16+ kilometer mineralized structural corridor**
- **99% of properties yet to be drilled, numerous exploration targets**
- **Underground Arista polymetallic vein deposit open in both strike and depth**


PUEBLA
VERACRUZ
GUERRERO
CHIAPAS
Oaxaca
Solaga
Las Margaritas
El Rey
Alta Gracia
El Aguila
Pacific Ocean
Gulf of Tehuantepec
Oaxaca State
Mexico City
Gulf of Mexico




LEGEND
GRC Land Concessions (3 of 5)
Historical Mine
Mineralized Trend 8 Kilometers
Structural Corridor 16 Kilometers
Discovered Deposit
Pan American Highway
River
30,378 Hectares (117 Sq. Miles)
SAN JOSE STRUCTURAL CORRIDOR
Las Margaritas Mining District
San Jose De Gracia Mining District
Alta Mining District
ALTA GRACIA PROPERTY
LAS MARGARITAS PROPERTY
El Aguila
La Arista
El Aire
San Jose de Gracia
San Pedro Totolapam
San Juan Guegovachi
Las Animas
El Gramal
NORTH
0
5000
Meters

Communities and Environment

Commitment to Hire Locally



Student Scholarships


TÉCNICO EN
INFORMATICA

Health and Dental Clinics



Sustainable Development


2a. ENTREGA
DE ARBOLES DE COPAL

Community Participation


SAN JOSE DE GRACIA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this annual report. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes included in this report and with the understanding that our actual future results may be materially different from what we currently expect.

Introduction

The following discussion analyzes our operating results for the three fiscal years ended December 31, 2010 and our financial condition at December 31, 2010 and 2009, with a particular emphasis on the year ended December 31, 2010.

Overview

We commenced commercial production July 1, 2010 at our *El Aguila* Project, part of our Oaxaca Mining Unit, generating $14.8 million in revenue for the year ended December 31, 2010. Prior to 2010, none of our properties were in production, and consequently, we did not record any revenue from the sale of minerals. We expect to continue to incur losses and may rely on equity financing to fund our operations, until such time as production is able to generate sufficient revenues to fund all continuing operations.

We continue to refine our ongoing capital requirements. Although we have no specific capital budget for 2011, we anticipate finishing Phase II of our tailings dam, continuing the development of the *La Arista* underground mine and incurring exploration costs. In 2011, exploration costs related to our *El Aguila* Project, *El Rey* and *Alta Gracia* properties are expected to be approximately $500,000 per month. As an exploration stage company, there is significant uncertainty in our estimates regarding both future costs and future revenue. We may require additional capital resources to complete our plans.

Exploration Stage Company

We are considered an exploration stage company under the SEC criteria since we have not yet demonstrated the existence of proven or probable reserves at our *El Aguila* Project in Oaxaca, Mexico or any of our properties. As a result, and in accordance with accounting principles generally accepted in the United States for exploration stage companies, all expenditures for exploration and evaluation of our properties are expensed as incurred. Furthermore, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine and mill construction have been or will be expensed as incurred. Certain expenditures, such as for rolling stock or other general purpose equipment, may be capitalized, subject to our evaluation of the possible impairment of the asset. As required by the SEC guidelines, substantially all of our expenditures to date, including construction of the mill, have been expensed and we expect to expense additional construction expenditures in 2011 related to the Phase II tailings dam construction and the underground mine development at the *La Arista* vein system. Therefore, most of our investment in mining properties and equipment does not appear as an asset on our balance sheet. We expect to remain as an exploration stage company for the foreseeable future, even though we have reached commercial production. We will not exit the exploration stage until we demonstrate the existence of proven or probable reserves that meet the SEC guidelines.

Our accounting treatment as an exploration stage company regarding the classification of construction expenditures as an operating expense rather than as a capital expenditure, has caused us to report large losses during the last two years instead of building assets on the balance sheet. Although the majority of expenditures for the *El Aguila* Project were completed during the last two years, we expect underground mine construction and tailings dam construction to continue in future years. In comparison to other mining companies that capitalize development expenditures because they have exited the exploration stage, we will report larger losses or lesser profits as a result of this ongoing construction which will be expensed instead of capitalized for accounting purposes.

Exploration of our properties accelerated in late 2006, continued throughout 2010 during production ramp up and we expect them to accelerate again in 2011. From inception to December 31, 2010, we expensed approximately $29.2 million on the exploration and evaluation of our various properties, substantially all of which has been spent on the currently active properties known as *El Aguila*. In addition, we have expensed, from inception to December 31, 2010, approximately $54.1 million in design, engineering, and construction and production ramp up costs all of which apply to the *El Aguila* Project.

Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

During the year ended December 31, 2010, we sold 10,493 ounces of gold at an average price of $1,201 per ounce for $12.6 million of revenue, net of smelter treatment charges and 111,316 ounces of silver at an average price of $20 per ounce for approximately $ 2.2 million of revenue, net of smelter treatment charges. There were no comparable sales of precious metals in 2009.

Although we commissioned the mill in the first half of 2010, we did not declare commercial production until July 1, 2010. Prior to commencement of commercial production, revenue from the sale of concentrate was recorded as an offset to costs of production. Our first revenue was recorded in the third quarter of 2010

Mine Gross Profit

During the six months ended December 31, 2010, we produced 10,493 ounces of gold at a cash cost of $217 per ounce net of by-product credits. ***See,* "Non GAAP Measures in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation" for more information.** The *El Aguila* Project mine operations had a mine gross profit of $9.8 million for the year ended December 31, 2010. For the year, daily mill throughput averaged 755 tonnes/day, having reached design capacity in the fourth quarter of 2010 of 851 tonnes/day; mill recovery averaged 77% and mill head grade averaged 3.7 grams/tonne. We experienced extensive and unusually heavy rains during the third quarter and first half of the fourth quarter of 2010, which complicated production. We expect improvement of operations in 2011 as we anticipate processing a higher grade and higher volume of ore. We began the transition from processing the open pit ore to processing the *La Arista* underground polymetallic ore in March 2011. We are accelerating development of the *La Arista* vein deposit and have been stockpiling ore for processing since late 2010.

Net Loss

For the year ended December 31, 2010, we reported a net loss of $23.1 million, or $0.46 per share, compared to a net loss of $34.1 million, or $0.78 per share, for the year ended December 31, 2009. The net loss per share for the year ended December 31, 2010 decreased as a result of the gross profit generated from sales of our metals concentrate. However, we expect to incur losses until such time as we reach optimal performance in the operation of our mill and until such time, if ever, as we can exit the exploration stage and capitalize our construction and development expenditures or until our revenue is sufficient to cover all expenses, including construction, development, exploration and operations.

Costs and Expenses

Total costs and expenses in the year ended December 31, 2010 were $32.6 million compared to $34.2 million in the comparable period of 2009, a decrease of $1.6 million or 4.6%. The decrease in costs and expenses is primarily due to operations shifting from construction activities to production activities consistent with our plan of commercial production during 2010.

The property exploration expense component in the year ended December 31, 2010, decreased $3.1 million, or 39.7%, from the comparable period of 2009, from $7.8 million to $4.7 million. The decrease is attributable to focusing activities and funds to establishing commercial production and a concurrent decrease in exploration activities. We expect to increase exploration activities and corresponding expenses in 2011 as we ramp up our exploration programs.

The construction and development cost component in the year ended December 31, 2010, decreased $2.6 million, or 12.4%, from the comparable period of 2009, from $21.0 million to $18.4 million. We have substantially completed engineering and construction of the open pit mine and mill and are shifting our construction emphasis to the underground *La Arista* mine development and production.

General and administrative expenses increased $3.9 million or 72.2% to $9.3 million for the fiscal year ended December 31, 2010 as compared to $5.4 million for the comparable period last year. The component of general and administrative expense of non-cash stock based compensation expense was $2.7 million for the year ended December 31, 2010, compared to $2.8 million for the comparable period in 2009. We use an option pricing model to estimate the value of stock options granted to officers, directors, employees and consultants. It is difficult to estimate the value of options that we grant. The options are subject to significant restrictions and cannot be purchased or sold on the open market. Therefore, there is no objective and independent valuation measurement for them. We use the Black-Scholes-Merton model, which requires considerable judgment selecting the subjective assumptions that are critical to the results produced by the model, to calculate the estimated fair value. We record the estimated fair value as an expense on a pro-rata basis over the vesting period of the options.

The cash components of general and administrative expense increased to $6.6 million during the year ended December 31, 2010, from $2.6 million during the comparable period in 2009, an increase of $4 million, or 153.8.%. This increase was primarily due to an increase in salaries and benefits of $1.9 million, or 228%, attributable to an increase in the number of employees in Mexico and changes to our executive employment agreements. In addition, during the year ended December 31, 2010, professional fees increased by $614,000 or 106% for legal and accounting services related to, our September 2010 financing transaction, application for listing on the NYSE Amex and annual meeting preparations. Other general and administrative expense increased by $1.5 million, or 226%. This increase was primarily due to an increase in travel expenses, insurances expenses and other office expenses. We anticipate that some of these costs such as the professional fees will decrease but that salaries and benefits will increase or remain the same now that we have commenced commercial production.

Interest income for the year ended December 31, 2010 increased to $99,000 compared to $55,000 for the comparable period of 2009, an increase of $44,000 or 80%, primarily representing increased deposits in short term interest bearing accounts.

Our mining operations are located in Mexico and we primarily transact business in Mexican pesos. Our reporting currency for financial statement purposes is the U.S. dollar. Changes in the period end currency exchange rate between the Mexican peso and the U.S. dollar create translation adjustment gains and losses, which are reported as a component of other comprehensive income in our statements of operations. For the years ended December 31, 2010 and 2009, we recorded a currency translation adjustment gain of $215,000 and a currency translation adjustment loss of $968,000 respectively.

Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, we reported a net loss of $34.1 million, or $0.78 per share, compared to a net loss of $26.0 million, or $0.76 per share for the year ended December 31, 2008. In neither year did we report any revenue from the sale of gold or other minerals.

Total costs and expenses in the year ended December 31, 2009 were $34.2 million compared to $26.3 million in the comparable period of 2008, an increase of $7.9 million or 30%. The additional expenditures reflect our increasing activities at the *El Aguila* Project. Total mineral property costs increased $6.1 million or 26.9%, for the year ended December 31, 2009 to $28.8 million from $22.7 million for the comparable period in 2008.

The property exploration and evaluation component decreased $400,000 or 4.9 %, from $8.2 million for the year ended December 31, 2008 to $7.8 million for the year ended December 31, 2009. Our exploration and other drilling activity temporarily decreased as we focused our efforts on engineering and construction.

The engineering and construction cost component during the year ended December 31, 2009 was $21.0 million, compared to $14.5 million during the comparable period in 2008. As more fully described in the preceding discussions of our liquidity and capital resources, we accelerated construction of the mine and mill site and infrastructure during 2009.

General and administrative expenses increased $1.7 million, or 45.9%, to $5.4 million for the fiscal year ended December 31, 2009 as compared to $3.7 million for the comparable period in 2008. Of that amount, $0.8 million represented an increase in stock option compensation expense.

The other components of general and administrative expense, including salaries and benefits, professional fees, investor relations, and travel, increased to $1.7 million during the twelve months ended December 31, 2009 from $1.3 million during the comparable period in 2008, an increase of $400,000 or 30.8%. There were no significant changes in this component of our cost structure, although we increased activity levels as we prepare the *El Aguila* Project for production.

Interest income for the year ended December 31, 2009 decreased to $55,000 compared to $334,000 for the comparable period of 2008, a decrease of $279,000 or 83.5%, primarily representing lower interest rates and decreased deposits in short term interest bearing accounts.

For the years ended December 31, 2009 and 2008, we recorded a currency translation adjustment loss of $968,000 and a currency translation adjustment gain of $63,000, respectively.

Liquidity and Capital Resources

As of December 31, 2010, we had working capital of $51.2 million, consisting of current assets of $57.7 million and current liabilities of $6.5 million. This represents an increase of $31.2 million from the working capital balance of $20 million at December 31, 2009 and primarily represents cash received from a financing completed in September 2010, a reduction in cash used in operations and proceeds from restricted cash. Consistent with our plans, our working capital balance fluctuates as we use cash to fund our production, exploration and construction activities and other operating expenses.

We have historically relied on equity financings to fund our operations. From inception through December 31, 2010, we received $152.4 million in cash, services, stock options, and other consideration through issuance of our common stock. As of December 31, 2010, we did not have any outstanding debt. We believe that we will continue to fund our future working capital requirements through operations and the sale of equity, if warranted, and we have not made arrangements to borrow funds for working capital requirements. However, we may consider debt financing if market conditions allow.

In 2010, we conducted three financing transactions. In the first transaction, completed in March 2010, we sold 600,000 shares of common stock to Hochschild Mining Holdings Limited ("Hochschild") at a price of $8.62 per share for gross proceeds of $5.2 million. In the second transaction, completed in May 2010, we sold 631,579 shares to Hochschild at a price of $9.50 per share for proceeds of $6 million. In the third transaction, completed in September 2010, we sold 3,475,000 shares of common stock to a group of institutional investors at a price of $16.00 per share for gross proceeds of $55.6 million. In connection with the Hochschild transaction, we paid no commissions or placement agent fees. In the third transaction, we paid a total of $3.3 million to the placement agent.

During the year ended December 31, 2010, we spent $4.7 million on the exploration and evaluation of our properties, predominantly at our *El Aguila* Project. This compares to $7.8 million spent during the year ended December 31, 2009. While we continued our exploration program to further delineate the area of mineralized material, our emphasis shifted to production of the mine and mill. Our most significant expenditures for 2010 were related to the construction of the tailings dam and further development of the open pit and underground mines. During the year ended December 31, 2010, we spent $18.4 million on construction and mine development activities. During 2010, we incurred operating expenses approximating $550,000 per month for salaries and other overhead expenses at our Colorado executive offices and Oaxaca mining locations.

As we continue production of our gold and silver concentrate, it is uncertain if we will be successful in producing minerals in quantities needed to sustain our entire operations. Furthermore, the amount of revenue generated during these early stages of a mining operation is difficult to predict and tends to be highly variable. However, with the cash received from our last private placement, we believe we have sufficient funds for exploration and development activities for the balance of 2011. If additional funds are required, we expect to continue our plan of obtaining such funds from equity sales.

Net cash used in operating activities was $22.9 million during the year ended December 31, 2010, compared to $33.4 million during 2009, a decrease of $10.5 million. The significant decrease in 2010 is primarily attributable to a reduction in our net loss, in turn attributable to the commencement of commercial production. Also during 2010, increases in accounts receivable, prepaid and refundable taxes and inventories were substantially offset by increases in accounts payable and accrued liabilities.

Net cash provided by investing activities for the year ended December 31, 2010 was $7.9 million, compared to net cash used in investing activities of $12.6 million for the year ended December 31, 2009. Much of the cash provided by our investing activities came from restricted cash, the use of which is specifically designated for exploration, construction and development activities. Although most of our exploration stage expenditures are recorded as an expense rather than an investment, we capitalize the acquisition cost of land and mineral rights and certain equipment that has alternative future uses or significant salvage value, including rolling stock, furniture, and electronics, and the cost of these capitalized assets is reflected in our investing activities. During 2010, we invested in an office building, office furniture and equipment. During 2009, we acquired additional vehicles and capital equipment, and we filed mineral concessions with the Mexican government.

Net cash provided by financing activities for the year ended December 31, 2010 was $55.7 million, consisting of net proceeds in the amount of $63.3 million from the sales of our common stock. We also paid cash dividends of $7.7 million from cash flows generated from the sales of our metals concentrate. The dividends were charged against our additional paid in capital and were considered a return of capital dividend since we have no current or accumulated earnings at this time. During 2009, all of the cash from financing activities related to the sales of our common stock. For the year ended December 31, 2009, financing activities provided cash of $49.2 million, consisting of proceeds from sales of our common stock.

The balance of cash and equivalents increased to $47.6 million as of December 31, 2010 from $6.8 million as of December 31, 2009, a net increase in cash of $40.8 million.

Non-GAAP Measures

Throughout this report, we have provided information prepared or calculated according to U.S. generally accepted accounting principles (GAAP), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We use cash operating cost per ounce as one indicator for comparative monitoring of our mining operations from period to period and believe that investors also find this information helpful when evaluating our performance. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. We have defined the non-GAAP measures below and reconciled them to reported U.S. GAAP measures.

Our cash operating cost is a non-GAAP measure calculated in accordance with the Gold Institute's standards. The cash operating cost is arrived at by taking our mine cost of sales and adding treatment charges paid to the buyer of the metals concentrate, subtracting by-product credits earned from all metals other than the primary metal produced, and subtracting depreciation expense, accretion expense, and royalty payments.

The most comparable financial measures to our cash operating cost calculated in accordance with U.S. GAAP are cost of sales. Mine cost of sales are derived from amounts included in the Consolidated Statements of Operations.

Unit costs

The following summary of our cash operating costs for year ended December 31, 2010 was calculated in accordance with the Gold Institute Production Cost Standard and begins with our mine cost of sales in accordance with U.S. GAAP as noted below:

	Year Ended December 31, 2010
	(in thousands, except ounces and per ounce)
Gold ounces produced	10,493
Mine cost of sales - (U.S. GAAP)	**$ 4,955**
Treatment charges	552
By-product credits	(2,342)
Depreciation costs	(166)
Accretion costs	(68)
Royalties	(652)
Cash operating cost	$ 2,279
Cash operating cost per ounce	**$ 217**

As of December 31, 2010, we had no off-balance sheet arrangements.

Contractual Obligations

Our known obligations at fiscal year end December 31, 2010, are set forth in the table below:

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Purchase Obligations(1)	$ 1,324	$ 1,324	--	--	--
Employee Salary Compensation (1)	$ 3,873	$ 1,549	$ 2,324	--	--
Total	$ 5,197	$ 2,873	$ 2,324	--	--

(1) Represents amounts due to our executive officers and key employees pursuant to their respective employment agreements with our company.

Critical Accounting Policies

We believe that application of the following accounting policies, which are critical to our financial position and results of operations, requires significant judgments and estimates on the part of management.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proven and probable reserves, obligations for environmental, reclamation, and closure matters, estimates related to asset impairments of long lived assets and investments, classification of expenditures as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary. Actual results could differ from these estimates.

Proven and Probable Reserves

The definition of proven and probable reserves is set forth in SEC Industry Guide 7. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition, reserves cannot be considered proven and probable until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable at the time of the reserve determination.

Mineral Acquisition Costs

The costs of acquiring land and mineral rights are considered tangible assets. Significant acquisition payments are capitalized. General, administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method. If no mineable ore body is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Exploration Costs

Exploration costs are charged to expense as incurred. Costs to identify new mineral resources, to evaluate potential resources, and to convert mineral resources into proven and probable reserves are considered exploration costs.

Design, Construction, and Development Costs

Certain costs to design and construct mine and processing facilities may be incurred prior to establishing proven and probable reserves. Under these circumstances, we classify the *El Aguila* Project as an exploration stage project and expense substantially all costs, including design, engineering, construction, and installation of equipment. Certain types of equipment, which have alternative uses or significant salvage value, may be capitalized. If a project is determined to contain proven and probable reserves, costs incurred in anticipation of production can be capitalized. Such costs include development drilling to further delineate the ore body, removing overburden during the pre-production phase, building access ways, constructing facilities, and installing equipment. Interest costs, if any, incurred during the development phase, would be capitalized until the assets are ready for their intended use. The cost of start-up activities and on-going costs to maintain production are expensed as incurred. Costs of abandoned projects are charged to operations upon abandonment.

If a project commences commercial production and the project is determined to contain proven and probable reserves, amortization and depletion of capitalized costs is computed on a unit-of–production basis over the expected reserves of the project based on estimated recoverable gold equivalent ounces.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment. If impairment indicators exist, we perform additional analysis to quantify the amount by which capitalized costs exceed recoverable value. The periodic evaluation of capitalized costs is based upon expected future cash flows, including estimated salvage values. As of December 31, 2010, our mineral resources do not meet the definition of proven or probable reserves or value beyond proven and probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost is based primarily on estimated salvage values, or alternative future uses.

Property and Equipment

All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Asset Retirement Obligation

The Company's mining and exploration activities are subject to various laws and regulations, including legal and contractual
obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. For exploration stage properties that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For development and production stage properties, the costs are added to the capitalized costs of the property and amortized using the unit of production method.

Stock Based Compensation

We record compensation expense for the fair value of stock options that are granted. Expense is recognized on a pro-rata basis over the vesting periods, if any, of the options. The fair value of stock options at their grant date is estimated by using the Black-Scholes-Merton option pricing model.

Foreign Currency Translation

The local currency where our properties are located, the Mexican peso, is the functional currency for our subsidiaries. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Intercompany equity accounts are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are not included in the determination of net loss for the period and are reported as a separate component of shareholders' equity.

Income Taxes

Income taxes are computed using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss carry-forwards. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized. Valuation allowances have been established to reduce the carrying value of deferred tax assets in recognition of significant uncertainties regarding their ultimate realization. Further, the evaluation has determined that there are no uncertain tax positions required to be disclosed.

Recent Accounting Pronouncements

We evaluate the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the SEC, and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Company.

Recently Adopted Accounting Standards

Fair Value Measurements

In January 2010, ASU No. 2010-06 amended existing disclosure requirements about fair value measurements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. The ASU was adopted during the period ended March 31, 2010, and its adoption had no impact on our consolidated financial position, results of operations or cash flows.

Embedded Derivatives

ASU No. 2010-11 was issued in March 2010, and clarifies that the transfer of credit risk that is only in the form of subordination of one financial instrument to another is an embedded derivative feature that should not be subject to potential bifurcation and separate accounting. This ASU will be effective for the first fiscal quarter beginning after June 15, 2010, with early adoption permitted. The ASU was adopted during the period ended June 30, 2010, and its adoption had no impact on our consolidated financial position, results of operations or cash flows.

Consolidations

ASU No. 2009-17 revises the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. The ASU was adopted during the period ended March 31, 2010 and its adoption had no impact on our consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards Updates

The following accounting standards updates were recently issued and have not yet been adopted by us. These standards are currently under review to determine their impact on our consolidated financial position, results of operations, or cash flows.

ASU No. 2010-06, was issued in January 2010, and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. The disclosure of activity within Level 3 fair value measurements is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. We do not expect there will be an impact to our financial position or results of operations for the additional disclosure requirements in 2011.

ASU No. 2010-13 was issued in April 2010, and will clarify the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU will be effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted.

ASU 2010-29 was issued in December 2010, and requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. This ASU will be effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2010-29 to have a material effect on its financial position, results of operations or cash flows.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data sets forth our summary historical financial data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. This information was derived from our audited consolidated financial statements for each period. Our selected historical financial data is qualified in its entirety by, and should be read in conjunction with, "**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**" and the financial statements and the notes thereto included elsewhere in this report. For additional information relating to our operations, see "**Item 1. Business**" and "**Item 2. Properties.**"

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Operating Data					
(in thousands, except share data)					
Sales of metals concentrate	$ 14,754	$ -	$ -	$ -	$ -
Mine gross profit	9,799	-	-	-	-
Loss from operations	(22,839)	(34,184)	(26,349)	(8,319)	(2,744)
Other income (expense)	(235)	55	334	242	57
Net loss	(23,074)	(34,129)	(26,015)	(8,076)	(2,687)
Basic & diluted loss per share	(0.46)	(0.78)	(0.76)	(0.28)	(0.13)
Weighted average shares	50,042,471	43,764,703	34,393,854	28,645,038	20,218,659
Balance Sheet Data					
(in thousands)					
Cash and cash equivalents	$ 47,582	$ 6,752	$ 3,535	$ 22,007	$ 7,660
Total current assets	57,687	20,701	3,737	22,051	7,866
Property and equipment, net	4,849	1,726	812	352	96
Land and mineral rights	227	227	227	152	--
Total assets	62,797	22,665	4,781	22,557	7,964
Current liabilities	6,456	725	1,753	768	451
Long-term obligations	2,495	1,992	--	--	--
Shareholders' equity	53,846	19,948	3,028	21,789	7,513

See the consolidated financial statements attached hereto under Item 8 for additional information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks includes, but is not limited to, the following risks: changes in foreign currency exchange rates, changes in interest rates, equity price risks, commodity price fluctuations, and country risk. We do not use derivative financial instruments as part of an overall strategy to manage market risk; however, we may consider such arrangements in the future as we evaluate our business and financial strategy.

Commodity Price Risk

The results of our operations will depend in large part upon the market prices of gold and silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond our control. The level of interest rates, the rate of inflation, the world supply of gold and silver and the stability of exchange rates, among other factors, can all cause significant fluctuations in commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years, and future price declines could cause a mineral project to become uneconomic, thereby having a material adverse effect on our business and financial condition. We have not entered into derivative contracts to protect the selling price for gold or silver. We may in the future more actively manage our exposure through derivative contracts or other commodity price risk management programs, although we have no intention of doing so in the near-term.

Our provisional concentrate sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the gold and silver concentrates at the prevailing indices' prices at the time of sale. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period prior to final settlement.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining gold and silver prices could require a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause delays in the implementation of a project.

Foreign Currency Risk

We transact a significant amount of our business in Mexican pesos. As a result, currency exchange fluctuations may impact our operating costs. The appreciation of non-U.S. dollar currencies such as the peso against the U.S. dollar increases expenses and the cost of purchasing capital assets in U.S. dollar terms in Mexico, which can adversely impact our operating results and cash flows. Conversely, a depreciation of non-U.S. dollar currencies usually decreases operating costs and capital asset purchases in U.S. dollar terms.

The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-U.S. dollar currencies results in a foreign currency gain on such investments and a decrease in non-U.S. dollar currencies results in a loss. We have not utilized market risk sensitive instruments to manage our exposure to foreign currency exchange rates but may in the future actively manage our exposure to foreign currency exchange rate risk. We also hold portions of our cash reserves in non-U.S. dollar currencies.

Interest Rate Risk

We have no debt outstanding nor do we have any investment in debt instruments other than highly liquid short-term investments. Accordingly, we consider our interest rate risk exposure to be insignificant at this time.

Equity Price Risk

We have in the past sought and may in the future seek to acquire additional funding by sale of common stock and other equity. Movements in the price of our common stock have been volatile in the past and may also be volatile in the future. As a result, there is a risk that we may not be able to sell our common stock at an acceptable price should the need for new equity funding arise.

Country Risk

All of our mineral properties are located in Mexico. In the past, that country has been subject to political instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest could disrupt our operations at any time. Our exploration and mining activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that could increase the costs related to our activities or maintaining our properties. Finally, Mexico's status as a developing country may make it more difficult for us to obtain required financing for our properties.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements:

Management's Report on Internal Controls over Financial Reporting	18
Report of Independent Registered Public Accounting Firm	19
Consolidated Balance Sheets at December 31, 2010 and 2009	21
Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008, and for the period from Inception (August 24, 1998) to December 31, 2010	22
Consolidated Statement of Changes in Shareholders' Equity (Deficit) for the period from Inception (August 24, 1998) to December 31, 2010	23
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and for the period from Inception (August 24, 1998) to December 31, 2010	26
Notes to Consolidated Financial Statements	28

GOLD RESOURCE CORPORATION
MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

- Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Gold Resource Corporation
Colorado Springs, Colorado

We have audited the accompanying consolidated balance sheets of Gold Resource Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2010, and the period August 24, 1998 (inception) to December 31, 2010. We also have audited Gold Resource Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gold Resource Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Resource Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010, and the period August 24, 1998 (inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Gold Resource Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ StarkSchenkein, LLP
StarkSchenkein, LLP

Denver, Colorado
March 14, 2011

3500 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 |
www.starkcpas.com
An Independent Member of BKR International

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 47,582	$ 6,752
Restricted cash	-	11,436
Accounts receivable	1,185	-
Inventories	3,063	225
Prepaid and refundable taxes	5,848	2,132
Other current assets	9	156
Total current assets	57,687	20,701
Land and mineral rights	227	227
Property and equipment – net	4,849	1,726
Other assets	34	11
Total assets	$ 62,797	$ 22,665
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 4,866	$ 725
Dividends payable	1,590	-
Total current liabilities	6,456	725
Asset retirement obligation	2,495	1,992
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Preferred stock - $0.001 par value, 5,000,000 shares authorized: no shares issued and outstanding	-	-
Common stock - $0.001 par value, 100,000,000 shares authorized: 52,998,303 and 48,100,284 shares issued and outstanding, respectively	53	48
Additional paid-in capital	152,444	95,692
(Deficit) accumulated during the exploration stage	(97,891)	(74,818)
Accumulated other comprehensive income (loss):		
Currency translation adjustments	(760)	(974)
Total shareholders' equity	53,846	19,948
Total liabilities and shareholders' equity	$ 62,797	$ 22,665

The accompanying notes are an integral part of these financial statements

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2010, 2009, and 2008
and for the period from Inception (August 24, 1998) to December 31, 2010
(U.S. dollars in thousands, except shares and per share amounts)

	2010	2009	2008	Inception (August 24, 1998) to December 31, 2010
Sales of metals concentrate	$ 14,754	$ -	$ -	$ 14,754
Mine Cost of Sales:				
Production costs applicable to sales	4,721	-	-	4,721
Depreciation, depletion, amortization	166	-	-	166
Accretion	68	-	-	68
Total mine cost of sales	4,955	-	-	4,955
Mine Gross Profit	9,799	-	-	9,799
Costs and Expenses:				
General and administrative (includes $2,694 in 2010, $2,844 in 2009 and $1,999 in 2008 of non-cash stock based compensation)	9,302	5,378	3,676	24,082
Exploration expenses	4,692	7,811	8,171	29,178
Construction and development	18,435	20,995	14,502	53,930
Production start up expense, net	209	-	-	209
Management contract - US Gold, related party	-	-	-	752
Total costs and expenses	32,638	34,184	26,349	108,151
Operating (loss)	(22,839)	(34,184)	(26,349)	(98,352)
Other income (expense):				
Currency exchange (loss)	(330)	-	-	(330)
Loss on sale of assets	(4)	-	-	(4)
Interest income	99	55	334	795
Total other income (expense)	(235)	55	334	461
(Loss) before income taxes	(23,074)	(34,129)	(26,015)	(97,891)
Provision for income taxes	-	-	-	-
Net (loss)	(23,074)	(34,129)	(26,015)	(97,891)
Other comprehensive income:				
Currency translation adjustment	215	(968)	63	(760)

Net comprehensive (loss)	$ (22,859)	$ (35,097)	$ (25,952)	$ (98,651)
Net (loss) per common share:				
Basic and Diluted	$ (0.46)	$ (0.78)	$ (0.76)	
Weighted average shares outstanding:				
Basic and Diluted	50,042,471	43,764,703	34,393,854	

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

For the period from Inception (August 24, 1998) to December 31, 2010
(U.S. dollars in thousands, except shares)

	Number of Common Shares	Par Value of Common Shares	Additional Paid - in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balance at Inception, August 24, 1998	-	$ -	$ -	$ -	$ -	$ -
Shares for contributed capital at $0.005 per share - related parties	2,800,000	3	(1)	-	-	2
Net (loss)	-	-	-	(1)	-	(1)
Balance, December 31, 1998	2,800,000	3	(1)	(1)	-	1
Shares for contributed capital at $0.005 per share - related parties	1,000,000	1	(1)	-	-	-
Net (loss)	-	-	-	(1)	-	(1)
Balance, December 31, 1999	3,800,000	4	(2)	(2)	-	-
Shares issued for management contract at $0.17 per share - related party	1,226,666	1	203	-	-	204
Net (loss)	-	-	-	(205)	-	(205)
Balance, December 31, 2000	5,026,666	5	201	(207)	-	(1)
Shares issued for management contract at $0.14 per share - related party	1,333,334	1	187	-	-	188
Conversion of debentures at						

$0.25 per share - related parties	200,000	1	50	-	-	51
Sale of shares for cash at $0.25 per share	820,000		204	-	-	204
Net (loss)	-	-	-	(346)	-	(346)
Balance, December 31, 2001	7,380,000	7	642	(553)	-	96
Shares issued for cash at $0.25 per share	392,000		98			98
Shares issued for cash at $0.17 per share	1,351,352	2	223			225
Net (loss)	-	-	-	(789)	-	(789)
Balance, December 31, 2002	9,123,352	9	963	(1,343)	-	(370)
Shares issued for cash at $0.25 per share	577,000	1	144	-	-	145
Share issuance costs forgiven	-	-	25	-	-	25
Net (loss)	-	-	-	(496)	-	(496)
Balance, December 31, 2003	9,700,352	10	1,132	(1,839)	-	(696)
Shares issued for cash at $0.25 per share	608,000	1	151	-	-	152
Shares issued in repayment of loan related to exploration agreement at $0.42 per share	1,200,000	1	499	-	-	500
Shares issued as stock grant at $0.25 per share	600,000	1	148	-	-	150
Currency translation adjustment					(1)	(1)
Net (loss)	-	-	-	(853)	-	(855)
Balance, December 31, 2004	12,108,352	13	1,931	(2,692)	(1)	(749)
Stock grant at $0.25 per share	1,750,000	2	436	-	-	438
Stock option exercised at $0.25 per share	10,000		2	-	-	2
Stock issued for cash at $0.25 per share	276,000		69	-	-	69
Stock issued for satisfaction of payables at $0.25 per share	1,280,000	1	319	-	-	320
Shares issued for cash at $0.47 per share	2,728,500	3	1,272			1,275
Shares issued for cash at $0.50 per share	122,000		61	-	-	61
Shares issued for cash at $0.50 per share	30,000		15	-	-	15
Net (loss)	-	-	-	(1,218)		(1,218)
Balance, December 31, 2005	18,304,852	19	4,105	(3,910)		213
Stock options exercised at $0.25 per share	240,000		60	-	-	60
Stock options granted	-	-	147	-	-	147
Director stock grant at $1.00 per share	100,000	-	100	-	-	100
Shares issued for cash at $1.00 per share, net of issue costs	4,600,000	5	4,347	-	-	4,352

Shares issued for investor relations services at $1.14 per share	280,000	-	320	-	-	320
Shares issued for cash at $1.20 per share, net of issue costs	4,322,000	4	4,924	-	-	4,928
Shares issued for investment banking services at $1.20 per share	257,700	-	-	-	-	-
Employee stock grants at $1.71 per share	35,000	-	60	-	-	60
Currency translation adjustment	-	-	-	-	20	20
Net (loss)	-	-	-	(2,687)	-	(2,687)
Balance, December 31, 2006	28,139,552	28	14,062	(6,597)	20	7,513
Shares issued for investor relations services at weighted average price of $3.39 per share	170,000	-	576	-	-	576
Share issued for consulting services in Mexicon at $3.65 per share	15,000	-	55	-	-	55
Stock options granted	-	-	99	-	-	99
Shares issued for cash at $4.00 per share, net of issue costs	5,558,500	6	21,706	-	-	21,712
issued for investment banking services	263,900	-	-	-	-	-
Currency translation adjustment	-	-	-	-	(90)	(90)
Net (loss)	-	-	-	(8,076)	-	(8,076)
Balance, December 31, 2007	34,146,952	34	36,498	(14,673)	(70)	21,789
Stock options granted	-	-	1,957	-	-	1,957
Shares issued for investor relations services at $4.25 per share	10,000	-	42	-	-	42
Stock options exercised at $1.00 per share	260,604	-	181	-	-	181
Shares issued for cash at $3.00 per share	1,670,000	2	5,008	-	-	5,010
Currency translation adjustment	-	-	-	-	63	63
Net (loss)	-	-	-	(26,015)	-	(26,015)
Balance, December 31, 2008	36,087,556	36	43,687	(40,688)	(7)	3,028
Stock options granted	-	-	2,844	-	-	2,844
Stock options exercised, cashless exercise	677,933	1	(1)	-	-	-
Shares issued for cash at $3.00 per share	4,330,000	4	12,986	-	-	12,990
Shares issued for cash at $4.00 per share	5,000,000	5	19,995	-	-	20,000
Shares issued for cash at $8.185 per share	1,954,795	2	15,998	-	-	16,000
Stock options exercised at $3.68 per share	50,000	-	184	-	-	184
Currency translation adjustment	-	-	-	-	(968)	(968)
Net (loss)	-	-	-	(34,129)	-	(34,129)
Balance, December 31, 2009	48,100,284	48	95,693	(74,817)	(975)	19,949
Stock options granted	-	-	2,387	-	-	2,387
Stock options exercised, cashless exercise	141,440	-	-	-	-	-
Shares issued for cash at $4.63 per share	50,000	-	538	-	-	538
Shares issued for cash at $8.62 per share	600,000	1	5,171	-	-	5,172
Shares issued for cash at $9.50 per	631,579	1	5,999	-	-	6,000

share						
Shares issued for cash at $16.00 per share, net of issue costs	3,475,000	3	51,986	-	-	51,989
Return of Capital Dividend	-	-	(9,330)	-	-	(9,330)
Currency translation adjustment	-	-	-	-	215	215
Net (loss)	-	-	-	(23,074)	-	(23,074)
Balance, December 31, 2010	52,998,303	$ 53	$ 152,444	$ (97,891)	$ (760)	$ 53,846

The accompanying notes are an integral part of these financial statements

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2010, 2009, and 2008
and for the period from Inception (August 24, 1998) to December 31, 2010
(U.S. dollars in thousands, except shares)

	2010	*2009*	*2008*	*(August 24, 1998) to December 31, 2010*
Cash flows from operating activities:				
Net (loss)	$ (23,074)	$ (34,129)	$ (26,015)	$ (97,891)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:				
Depreciation	324	167	124	688
Accretion expense	68	-	-	68
Stock compensation	2,694	2,844	1,999	9,481
Asset retirement costs	315	1,992	-	2,307
Management fee paid in stock	-	-	-	392
Related party payable paid in stock	-	-	-	320
Foreign currency translation adjustment	215	(968)	63	(760)
Loss on sale of assets	4	-	-	4
Issuance cost forgiven	-	-	-	25
Changes in operating assets and liabilities:				
Accounts receivable	(1,185)	-	-	(1,185)
Prepaid and refundable taxes	(3,716)	(2,132)	-	(5,848)
Other current assets	146	47	(162)	(9)
Inventories	(2,838)	(225)	-	(3,063)
Accounts payable and accrued liabilities	4,142	(1,029)	985	4,866
Other	(24)	(6)	-	(37)
Total adjustments	145	690	3,009	7,249
Net cash (used in) operating activities	(22,929)	(33,439)	(23,006)	(90,642)
Cash flows from investing activities:				
Capital expenditures	(3,560)	(1,204)	(658)	(5,999)
Restricted cash	11,436	(11,436)	-	-
Net cash provided by (used in) investing activities	7,876	(12,640)	(658)	(5,999)
Cash flows from financing activities:				
Proceeds from sales of stock	63,393	48,990	5,010	150,633

Proceeds from exercise of options	-	184	181	428
Proceeds from debentures – founders	-	-	-	50
Dividends paid	(7,740)	-	-	(7,740)
Proceeds from exploration funding agreement - Canyon Resources	-	-	-	500
Net cash provided by financing activities	55,653	49,174	5,191	143,871
Effect of exchange rates on cash and equivalents:	230	123	-	353
Net increase (decrease) in cash and equivalents	40,830	3,218	(18,473)	47,582
Cash and equivalents at beginning of period	6,752	3,534	22,007	-
Cash and equivalents at end of period	$ 47,582	$ 6,752	$ 3,534	$ 47,582
Supplemental Cash Flow Information				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -
Non-cash investing and financing activities:				
Conversion of Canyon Resources funding into common stock	$ -	$ -	$ -	$ 500
Conversion of founders debentures into common stock	$ -	$ -	$ -	$ 50

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

Basis of Presentation: Gold Resource Corporation (the "Company") was organized under the laws of the State of Colorado on August 24, 1998. The Company has been engaged in the exploration for precious and base metals, in Mexico, as an exploration stage company. It has emerged as a producer of gold and silver metals concentrates and it plans to continue to develop mineral properties as well as become a producer of base metals concentrates. The consolidated financial statements included herein are expressed in United States dollars, the Company's reporting currency. The accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporation subsidiaries. The significant subsidiaries are Don David Gold S.A. de C.V. and Golden Trump Resources S.A. de C.V. The expenditures of Don David Gold and Golden Trump Resources are generally incurred in Mexican pesos. Significant intercompany accounts and transactions have been eliminated.

Reclassifications: Certain amounts previously presented for prior periods have been reclassified to conform to the current presentation. The reclassifications had no effect on net loss, total assets, or total shareholders' equity.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proven and probable reserves, obligations for environmental, reclamation, and closure matters, estimates related to asset impairments of long lived assets and investments, classification of expenditures as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary. Actual results could differ from these estimates.

Cash and Cash Equivalents: Cash and cash equivalents consists of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and carried at cost, which approximates fair value.

Restricted Cash: Pursuant to the terms of two subscription agreements that were closed during 2009, the Company agreed to reserve cash proceeds of $12.0 million for specific purposes. Under the first agreement, $4.0 million was restricted for the purpose of additional exploration at the *El Aguila* Project. Under the second agreement, $8.0 million was restricted for the purpose of constructing a decline ramp, drifts and crosscuts, and associated surface facilities to support underground development and mining of the *La Arista* vein.

The restricted cash balances were placed in separate interest bearing bank accounts. Transfer of funds from the restricted accounts required the approval of Hochschild Mining Holdings Limited ("Hochschild"). During the year ended December 31, 2010 the Company obtain final approval from Hochschild to release all remaining funds from the restricted bank accounts.

Accounts Receivable: Accounts receivable consists of trade receivables from gold and silver sales. As of December 31, 2010, 81.5 % of the Company's total sales of metals concentrate were generated from sales to Consorcio Minero de Mexico Cormin Mex, S.A. de C.V., ("Consorcio") a Trafigura Group Company and the other 18.5% of the

Company's total sales of metals concentrate were generated from to sales Trafigura Beheer, B.V., (Beheer) a Trafigura Group Company.

Ore Stockpile Inventories: Ore stockpile inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore stockpiles and concentrate inventories, resulting from net realizable value impairments, are reported as a component of production costs applicable to sales. The current portion of ore stockpiles is determined based on the expected amounts to be processed within the next 12 months. Ore stockpile inventories not expected to be processed within the next 12 months, if any, are classified as long-term. At December 31, 2010, all ore stockpile inventories were classified as current.

Ore stockpile inventories represent mineralized materials that have been mined and are available for further processing. Ore stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to ore stockpile inventories based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations. Material is removed from the stockpile at an average cost per tonne.

Concentrate Inventories: Concentrates inventories include concentrates located either at our facilities, or in transit to our customer's port. Inventories are valued at the lower of full cost of production or net realizable value based on current metals prices.

Materials and Supplies Inventories: Materials and supplies inventories are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.

Proven and Probable Reserves: The definition of proven and probable reserves is set forth in SEC Industry Guide 7. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition, reserves cannot be considered proven and probable until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable at the time of the reserve determination.

As of December 31, 2010, none of the Company's mineralized material met the definition of proven or probable reserves.

Mineral Acquisition Costs: The costs of acquiring land and mineral rights are considered tangible assets. Significant acquisition payments are capitalized. General, administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method. If no mineable ore body is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Exploration Costs: Exploration costs are charged to expense as incurred. Costs to identify new mineral resources, to evaluate potential resources, and to convert mineral resources into proven and probable reserves are considered exploration costs.

Design, Construction, and Development Costs: Certain costs to design and construct mine and processing facilities may be incurred prior to establishing proven and probable reserves. Under these circumstances, the Company classifies a project as an exploration stage project and expenses substantially all costs, including design, engineering, construction, and installation of equipment. Certain types of equipment, which have alternative uses or significant salvage value, may be capitalized. If a project is determined to contain proven and probable reserves, costs incurred in anticipation of production can be capitalized. Such costs include development drilling to further delineate the ore body, removing overburden during the pre-production phase, building access ways, constructing facilities, and installing equipment. Interest costs, if any, incurred during the development phase, would be capitalized until the assets are ready for their intended use. The cost of start-up activities and on-going costs to maintain production are expensed as incurred. Costs of abandoned projects are charged to operations upon abandonment.

If a project commences commercial production and the project is determined to contain proven and probable reserves, amortization and depletion of capitalized costs is computed on a unit-of-production basis over the expected reserves of the project based on estimated recoverable gold equivalent ounces.

Impairment of Long-Lived Assets: The Company evaluates its long-lived assets for impairment. If impairment indicators exist, the Company performs additional analysis to quantify the amount by which capitalized costs exceed recoverable value. The periodic evaluation of capitalized costs is based upon expected future cash flows, including estimated salvage values. As of December 31, 2010, the Company's mineral resources do not meet the definition of proven or probable reserves or value beyond proven and probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost is based primarily on estimated salvage values, or alternative future uses.

Property and Equipment: All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to operations while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Depreciation: Depreciation of property and equipment is computed using straight-line methods over the estimated economic lives, as follows:

Trucks and autos	4 to 5 years
Office furniture and equipment	5 to 10 years
Computer hardware and software	3 to 6 years
Exploration equipment	6 to 8 years
Buildings	20 to 30 years

Asset Retirement Obligations: The Company's mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. For exploration stage properties that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For development and production stage properties, the costs are added to the capitalized costs of the property and amortized using the unit of production method.

Stock Based Compensation: The Company records compensation expense for the fair value of stock options that are granted. Expense is recognized on a pro-rata basis over the vesting periods, if any, of the options. The fair value of stock options at their grant date is estimated by using the Black-Scholes-Merton option pricing model.

Net Loss Per Share: Basic loss per share includes no dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities are converted into common shares. Potentially dilutive securities, such as stock options and warrants, are excluded from the calculation when their inclusion would be anti-dilutive, such as periods when a net loss is reported or when the exercise price of the instrument exceeds the fair market value. During the years ended December 31, 2010, 2009, and 2008, the calculation excluded potential dilution of 4,860,000, 3,745,000, and 3,683,000 shares, respectively, because the effect would have been anti-dilutive.

Income Taxes: Income taxes are computed using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss carry-forwards. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized. Valuation allowances have been established to reduce the carrying value of deferred tax assets in recognition of significant uncertainties regarding their ultimate realization. Further, the evaluation has determined that there are no uncertain tax positions required to be disclosed.

Comprehensive Income: Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Changes in Equity. Accumulated other comprehensive income (loss) is composed of foreign currency translation adjustment effects.

Fair Value of Financial Instruments: ASC 825, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. ASC 820, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2010.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, restricted cash, accounts receivable, prepaid and refundable taxes, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments due to their short term nature or they are receivable or payable on demand.

Foreign Operations: The Company's present mining activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of the Company's investments.

Foreign Currency Translation: The local currency where the Company's properties are located, the Mexican peso, is the functional currency for the Company's subsidiaries. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Intercompany equity accounts are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are not included in the determination of net loss for the period and are reported as a separate component of shareholders' equity.

Prepaid and Refundable Taxes: In Mexico, value added taxes (IVA) are assessed on purchases of materials and services. Businesses are generally entitled to recover the taxes they have paid, either as a refund or as a credit against future taxes payable. For the period from inception through 2008, substantially all of the Company's refund claims were initially denied by the tax authorities. Accordingly, the Company provided a full valuation allowance for potentially refundable IVA. During 2009, the Company was successful in establishing the validity of its claims and received IVA refunds in the amount of $1.1 million. Furthermore, it appears that the tax authorities will honor the Company's claims for substantially all of the IVA paid during 2009 and any future years. Amounts recorded as prepaid and refundable taxes in the consolidated financial statements represent the estimated recoverable payments made during 2009 and 2010. Although the taxing authorities may reconsider claims filed for previous years, significant uncertainties regarding ultimate recovery preclude recognition of an asset for taxes paid in years prior to 2009.

Revenue Recognition: Sales of all metals products sold directly to the Company's metals concentrate buyer, including by-product metals, are recorded as revenues when title and risk of loss transfer to the buyer (generally at the time shipment is delivered at buyer's port) at estimated forward prices for the anticipated month of settlement. Due to the time elapsed from shipment and the final settlement with the buyer, we must estimate the prices at which sales of our metals will be settled. Previously recorded sales are adjusted to estimated settlement metals prices until final settlement by the buyer.

Sales to the Company's buyer are recorded net of charges by the buyer for treatment, refining, smelting losses, and other charges negotiated by the Company with the buyer. Charges are estimated upon shipment of concentrates based on contractual terms, and actual charges do not vary materially from estimates. Costs charged by smelters include a metals payable fee, fixed treatment and refining costs per ton of concentrate.

Changes in metals prices on the London Bullion Market between shipment and final settlement will result in adjustments to revenues related to sales of concentrate previously recorded upon shipment. Concentrate sales are based on a provisional sales price containing an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the forward price at the time of the sale. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement.

Changes in the market price of metals significantly affect the Company's revenues, results of operations, and cash flow. Metals prices can and often do fluctuate widely and are affected by numerous factors beyond the Company's control, such as political and economic conditions, demand, forward selling by producers, expectations for inflation, custom smelter activities, the relative exchange rate of the U.S. dollar, investor sentiment, and global mine production levels. The aggregate effect of these factors is impossible to predict. Because the Company's revenue is derived from the sale of gold and silver, it's earnings are directly related to the prices of these metals.

Concentration of Credit Risk: As of December 31, 2010, 81.5% of our total sales of metals concentrate and 81.5% of our mine gross profits were generated from sales to Consorcio Minero de Mexico Cormin Mex. S.A. de C.V.(Consorcio), a Trafigura Group Company and 18.5% of our total sales of metals concentrate and 18.5% of our mine gross profits were generated from sales to Trafigura Beheer, B.V.(Beheer) of Lucerne Switzerland, Trafigura Group Company.

The Company's *El Aguila* Project, which is located in the state of Oaxaca, Mexico, accounted for 100% of it's total sales of metals concentrate for the year ended December 31, 2010.

The Company has carefully considered and assessed the credit risk resulting from its concentrate sales arrangement with Consorcio or Beheer, and believes it is not exposed to significant credit risk in relations to the counterparty meeting its contractual obligations as it pertains to its trade receivables during the ordinary course of business.

In the event that our relationship with Consorcio or Beheer is interrupted for any reason, we believe that we would be able to locate another entity to purchase our metals concentrate and by-product metals. However, any interruption could temporarily disrupt the sale of our principal products and adversely affect our operating results.

Some of the Company's operating cash balances are maintained in accounts that currently exceed federally insured limits. The Company believes that the financial strength of depositing institutions mitigate the underlying risk of loss. To date, these concentrations of credit risk have not had a significant impact on the Company's financial position or results of operations.

Recently Adopted Accounting Standards: The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the U.S. Securities and Exchange Commission ("SEC"), and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Company. The Company has adopted the following new accounting standards during 2010:

Fair Value Measurements - In January 2010, Accounting Standards Updates ("ASU") No. 2010-06 amended existing disclosure requirements about fair value measurements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. The ASU was adopted during the period ended March 31, 010, and its adoption had no impact on the Company's consolidated financial position, results of operations or cash flows.

Embedded Derivatives - ASU No. 2010-11 was issued in March 2010, and clarifies that the transfer of credit risk that is only in the form of subordination of one financial instrument to another is an embedded derivative feature that should not be subject to potential bifurcation and separate accounting. This ASU will be effective for the first fiscal quarter beginning after June 15, 2010, with early adoption permitted. The ASU was adopted during the period ended June 30, 2010, and its adoption had no impact on our consolidated financial position, results of operations or cash flows.

Consolidations - ASU No. 2009-17 revises the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. The ASU was adopted during the period ended March 31, 2010 and its adoption had no impact on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards Updates:

The following accounting standards updates were recently issued and have not yet been adopted by the Company. These standards are currently under review to determine their impact on the Company's consolidated financial position, results of operations, or cash flows.

ASU No. 2010-06, was issued in January 2010, and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. The disclosure of activity within Level 3 fair value measurements is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. We do not expect there will be an impact to our financial position or results of operations for the additional disclosure requirements in 2011.

ASU No. 2010-13 was issued in April 2010, and will clarify the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU will be effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted.

ASU 2010-29 was issued in December 2010, and requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. This ASU will be effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2010-29 to have a material effect on its financial position, results of operations or cash flows.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. Inventories

Inventories at December 31, 2010 and 2009 consist of the following:

	2010	2009
	(in thousands)	
Ore stockpiles	$ 1,825	$ -
Concentrate	15	-
Materials and supplies	1,223	225
Total current inventories	$ 3,063	$ 225

3. Mineral Properties

The Company currently has an interest in five properties, the *El Aguila* Project, the *El Rey* property, the *Las Margaritas* property, the *Solaga* property, and the *Alta Gracia* property.

The *El Aguila* Project: Effective October 14, 2002, the Company leased three mining concessions, *El Aguila*, *El Aire*, and *La Tehuana* from a former consultant of the Company. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. The Company has made periodic advance royalty payments under the lease totaling $260,000 and no further advance royalty payments are due. Subject to minimum exploration requirements, there is no expiration term for the lease. The Company may terminate it at any time upon written notice to the lessor and the lessor may terminate it if the Company fails to fulfill any of its obligations. The *El Aguila* and *El Aire* concessions make up the *El Aguila* Project and the *La Tehuana* concession makes up the *Las Margaritas* property. The Company subsequently acquired two additional claims the *El Chacal* and the *El Pilon*, totaling 1,445 hectares, where this same individual receives a 2% royalty.

The Company has filed for and received additional concessions for the *El Aguila* Project that total an additional 17,639 hectares. These additional concessions are not part of the concessions leased from a former consultant of the Company, and bring the Company's interest in the *El Aguila* Project to an aggregate of 20,055 hectares. The mineral concessions making up the *El Aguila* Project are located within the Mexican State of Oaxaca.

The *El Rey* Property: The Company has acquired claims in another area in the state of Oaxaca by filing concessions under the Mexican mining laws, referred to by the Company as the *El Rey* property. These concessions total 892 hectares and are subject to a 2% royalty on production payable to a former consultant of the Company. The Company has conducted minimal exploration and drilling on this property to date.

The *El Rey* property is an exploration stage property with no known reserves. It is approximately 64 kilometers (40 miles) from the *El Aguila* Project. There is no plant or equipment on the *El Rey* property. If exploration is successful, any mining would probably require an underground mine but any mineralized material could be processed at the *El Aguila* Project mill.

The *Las Margaritas* Property: The *Las Margaritas* property is made up of the *La Tehuana* concession. The Company leased this property in October 2002 from a former consultant of the Company. It is comprised of approximately 925 hectares located adjacent to the *El Aguila* property. To date, the Company has conducted limited surface sampling, geologic mapping and has defined drill targets for a future exploration drill program.

The *Solaga* Property: In February 2007, the Company leased a 100% interest in a property known as the *Solaga* property from an entity partially owned by a former consultant of the Company. The property totals 618 hectares, and is located approximately 120 kilometers (75 miles) from the *El Aguila* Project. A dormant silver mine is located on the *Solaga* property which was in production as recently as the 1980's, however the Company cannot estimate if or when the mine will reopen. The lease requires the Company to perform $25,000 in additional work and is subject to a 4% net smelter return royalty on any production. To date, the Company has conducted limited surface sampling, geologic mapping and has defined drill targets for a future exploration drill program.

The *Alta Gracia* Property: In August 2009, the Company acquired claims adjacent to the *Las Margaritas* property in the *Alta Gracia* mining district by filing concessions under the Mexican mining laws. The Company refers to this property as the *Alta Gracia* property. These concessions are comprised of three mining claims, the *David 1*, the *David 2* and *La Hurradura*. The concessions total 5,175 hectares, and the acquisition of these claims extended the Company's land position along what is known as the *San Jose* structural corridor to just over 16 kilometers. The Company has conducted limited surface sampling, geologic mapping and defined drill targets for a future exploration drill program.

As of December 31, 2010, none of the mineralized material at the Company's properties met the SEC's definition of proven or probable reserves.

4. Property and Equipment

At December 31, 2010 and 2009, property and equipment consisted of the following:

	2010	2009
	(in thousands)	
Trucks and autos	$ 835	$ 425
Office building	1,737	-
Furniture and equipment	1,506	491
Exploration equipment	1,442	1,145
Subtotal	5,520	2,061
Accumulated depreciation	(671)	(335)
Totals	$ 4,849	$ 1,726

Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $324,000, $167,000 and $123,900, respectively. The Company evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired.

5. Accounts payable and accrued expenses

At December 31, 2010 and 2009, accounts payable and accrued expenses consisted of the following:

	2010	2009
	(in thousands)	
Accounts payable	$ 2,449	$ 577
Accrued payable and taxes	777	100
Accrued expenses	1640	48
Totals	$ 4,866	$ 725

6. Income Taxes

Loss before income taxes, segregated as to the U. S. and foreign components, is as follows:

	2010	2009	2008
		(in thousands)	
U. S.	$ (7,187)	$ (2,947)	$ (12,698)
Foreign	(15,887)	(31,182)	(13,317)
Totals	$ (23,074)	$ (34,129)	$ (26,015)

At December 31, 2010, the Company has tax loss carry-forwards for U. S. tax purposes approximating $21.8 million, which primarily expire from 2026 to 2029. The principal difference between the net loss reported for financial reporting purposes and the taxable loss reported for tax purposes relates to the taxation of foreign subsidiaries. Secondly, stock based compensation expenses are generally deductible for tax purposes in different periods and in different amounts than the expense recognized for financial reporting purposes. Finally, certain expenditures for property and equipment are capitalized for tax purposes, but not for financial reporting purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2010 and 2009 are presented below:

	2010	2009
	(in thousands)	
Deferred tax assets:		
Tax loss carry forward – U. S.	$ 7,399	$ 2,129
Tax loss carry forward – Foreign	23,900	19,321
Property and equipment	1,378	3,700
Stock based compensation	516	350
Total deferred tax assets	33,193	25,500
Valuation allowance	(33,193)	(25,500)
Net deferred tax asset	$ --	$ --

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carry-forwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset. The change in the valuation allowance was approximately $7.7 million during 2010.

A reconciliation of taxes reported at the Company's effective tax rate and the U. S. federal statutory tax rate is comprised of the following components:

	2010	2009	2008
		(in thousands)	
Tax at statutory rates	$ (7,845)	$ (11,604)	$ (8,845)
Increase (reduction) in taxes due to:			
Stock based compensation	--	--	--
Valuation allowance	7,845	11,604	8,845
Tax provision	$ --	$ --	$ --

7. Shareholders' Equity

All of the financial information in this report has been adjusted to reflect the effect of the two-for-one stock split that was effective February 21, 2005, whereby the Company declared and effected a 100% forward stock split where one additional share of common stock, par value $0.001, was issued for each common share outstanding as of that date.

The Company was formed August 24, 1998 by William W. Reid and David C. Reid (the "Founders"). During 1998 and 1999, the Founders received 3,800,000 shares of common stock valued at $2,000 for administrative and organization expenses. The Company remained generally inactive through 1999.

Commencing July 1, 2000, the Company and US Gold Corporation, a publicly traded Colorado corporation, entered into a management contract whereby US Gold provided general management of the business activities of the Company through December 31, 2001. Under this management contract, US Gold was issued 2,560,000 shares of common stock of the Company. The 2,560,000 shares were valued at $392,000 or approximately $0.15 per share. Through this arrangement, the Company benefited from experienced management without the need to raise cash for the related cost of such management and administration. The Company was, however, responsible for all additional funding needed.

During 2001, the Founders made convertible debenture loans in the amount of $50,000 to the Company and then converted those debentures into 200,000 shares of common stock of the Company at a conversion price of $0.25 per share.

In September 2001, the Company commenced the sale of its common shares under exemptions offered by federal and state securities regulations. During 2001, the Company sold 820,000 shares at $0.25 per share (total $205,000).

During 2002, the Company sold 392,000 shares at $0.25 per share ($98,000) to various parties and 1,351,352 shares at approximately $0.17 per share ($225,000) to an institutional investor, RMB International (Dublin) Limited ("RMB").

During 2003, the Company sold 577,000 shares at $0.25 per share raising net proceeds of $144,000. Effective September 30, 2003, US Gold acquired the RMB shares in exchange for US Gold shares, and terminated the obligation of the Company to pay RMB approximately $25,000 in transaction costs, which was added back into paid-in-capital.

During 2004, the Company sold 608,000 shares at $0.25 per share raising net proceeds of $152,000. Also during 2004, the Company issued 1,200,000 shares valued at approximately $0.42 per share to Canyon Resource

Corporation for repayment of a loan for funding of exploration cost at the *El Aguila* property. Also during 2004, the Company made a stock grant of 600,000 shares at $0.25 per share or $150,000 to a consultant of the Company.

Effective January 2, 2005, the Company granted common stock awards to its two executive officers and a consultant of an aggregate 1,750,000 shares for services performed during 2004 and 2005. The shares were valued at $437,000 (or $0.25 per share) which was recorded as stock based compensation expense of $350,000 in 2004 and $87,000 in 2005. In this issuance of common stock, William W. Reid received 1,000,000 shares, David C. Reid received 500,000 shares and the consultant received 250,000 shares

During 2005, an individual exercised stock options for 10,000 shares for $2,500. In June 2005, the Company issued 1,280,000 shares to US Gold Corporation in satisfaction of $320,000 owed for a prior year management contract.

During 2005, the Company sold 428,000 shares to individual investors for cash proceeds of $145,000 (276,000 shares at $0.25 per share and 152,000 shares at $0.50 per share).

In addition, during July and August 2005, the Company closed transactions under a Subscription Agreement and Stock Purchase Option Agreement with Heemskirk Consolidated Limited ("Heemskirk"), an Australian global mining house, whereby Heemskirk purchased 2,000,000 shares of common stock of the Company at $0.50 per share. A finder's fee of 140,000 shares was paid to a third party (resulting in a net value of $0.47 per share). Heemskirk had previously purchased (in April, 2005) 150,000 shares of common stock at $0.50 per share and the Company had paid a finder's fee of 10,500 shares. The Company agreed to give Heemskirk a first right of offer for any financings, including sale of equity, the Company may pursue. In a similar transaction during August 2005, the Company sold 400,000 shares to another investor raising $200,000 and paid a finder's fee to a third party of 28,000 shares. These transactions resulted in the issuance of 2,728,500 shares for net cash proceeds of $1.3 million ($0.47 per share).

During 2006, the Company sold 4,600,000 shares of common stock at $1.00 per share in a public offering under a registration statement filed with the SEC that was declared effective on May 15, 2006. The Company received cash proceeds of $4.4 million (net of finders' fees of $249,000).

During 2006, the Company completed a private placement of 4,322,000 shares of common stock at $1.20 per share, and received net cash proceeds of $4.9 million, after deducting finders' fees of $258,000. The Company also issued 257,700 shares of common stock as finders' fees in connection with this private placement.

During 2006, the Company received cash proceeds of $60,000 pursuant to the exercise of options to purchase 240,000 shares at $0.25 per share.

In May 2006, the Company made a common stock award of 100,000 shares to a director. These shares were valued at $100,000. In December 2006, the Company made a common stock award of 35,000 shares to two employees. These shares were valued at $60,000. In October 2006, the Company issued 250,000 shares of restricted common stock in exchange for investor relations services. These shares were valued at $275,000.

Pursuant to a contract effective November 1, 2006, the Company agreed to issue a series of shares of common stock to a consultant performing investor relations work on its behalf. The 30,000 shares issued in 2006 were valued at $1.50 per share, or $45,000. The 30,000 shares issued in February 2007 were valued at $2.428 per share, or $73,000. The 30,000 shares issued in May 2007 were valued at $3.39 per share or $102,000. In November 2007, 30,000 shares were issued at a value of $4.14 per share or $124,000, and 20,000 shares were issued at a value of $4.235 per share or $85,000. The Company agreed to issue an additional 10,000 shares for services performed during December 2007 valued at $4.375 per share or $44,000.

On May 1, 2007, the Company entered into an investor relations contract for international investors that required the issuance of 50,000 shares of common stock during the second quarter of 2007. These shares were valued at fair market value of $148,000.

On October 2, 2007, the Company agreed to issue 15,000 shares of common stock for consulting services performed in Mexico. These shares were valued at $3.68 per share or $55,000 and were recorded as stock compensation during the year ended December 31, 2007.

On December 5, 2007, the Company completed the sale of 5,558,500 shares of common stock in a private placement for a price of $4.00 per share, for aggregate gross proceeds of $22.2 million. The sales were made pursuant to a subscription agreement between the Company and each subscriber. In connection with the private placement, the Company agreed to pay finders' fees of $522,000 cash and 263,900 shares of common stock.

Effective January 13, 2008, the Company agreed to issue 10,000 shares of common stock for investor relations consulting services. The 10,000 shares were valued at $4,247 per share or $42,000.

During the year ended December 31, 2008, a Director of the Company exercised options to purchase 100,000 shares of the Company's common stock at the exercise price of $1 per share for total cash proceeds of $100,000.

Effective July 28, 2008, an officer exercised options to purchase 87,000 shares of common stock at $1.00 per share. The officer elected the "cashless exercise" method for payment, under which he immediately surrendered 19,333 shares of common stock that he would have otherwise been entitled to receive. These shares were valued at $4.50 per share, for a total valuation of $87,000. The transaction resulted in a net increase of 67,667 common shares outstanding.

Effective October 12, 2008, a consultant exercised options to purchase 81,000 shares of common stock at $1.00 per share for cash proceeds of $81,000. In addition, the consultant exercised options to purchase 19,000 shares using the "cashless exercise" method of payment, under which he immediately surrendered 7,063 shares of common stock that he would have otherwise been entitled to receive. The 7,063 shares were valued at $2.69 per share, for a total valuation of $19,000 and resulting in a net issuance of 11,937 shares. As a result of both transactions, common shares outstanding increased by 92,937 shares.

On December 5, 2008, the Company entered into a subscription agreement and a strategic alliance agreement with Hochschild Mining Holdings Limited (Hochschild). Under the terms of the subscription agreement, the Company sold 1,670,000 shares of its common stock to Hochschild at $3.00 per share for total cash proceeds of $5.0 million. Under the terms of the strategic alliance agreement the Company granted Hochschild an option to purchase an additional 4,330,000 shares of its common stock at a price of $3.00 per share for total cash proceeds of $13 million. The option was exercised on February 25, 2009. The strategic alliance agreement also contains a number of additional covenants between the parties.

On June 30, 2009, the Company entered into a subscription agreement with Hochschild to sell 5,000,000 shares of its common stock at a price of $4.00 per share, or a total of $20 million. The transaction was completed in two tranches. Simultaneously with the execution of the subscription agreement, the Company sold 1,250,000 shares of common stock for gross proceeds of $5 million. The closing for the remaining 3,750,000 shares of common stock was held on July 20, 2009. The Company agreed to reserve $4 million of the gross proceeds for exploration activities.

Effective October 2, 2009, a consultant exercised options to purchase 50,000 shares of common stock at $3.68 per share for total cash proceeds of $184,000.

On December 17, 2009, the Company entered into a subscription agreement with Hochschild to sell 1,954,795 shares of restricted common stock at $8.185 per share for gross proceeds of $16 million. The Company agreed to reserve $8 million of the proceeds for underground mining expenses at the *La Arista Vein.*

During 2009, the Company issued 677,933 shares of common stock pursuant to the exercise of stock options by officers and directors. Two option-holders exercised 913,000 options using the "cashless exercise" method for payment, whereby each option-holder immediately surrendered shares of common stock that he would have otherwise been entitled to receive. In the aggregate, the option-holders exercised 913,000 options and immediately surrendered 235,067 shares of common stock, resulting in a net issuance of 677,933 shares of common stock. The Company received no cash proceeds in the transactions.

On March 8, 2010, the Company issued 600,000 restricted shares of common stock at $8.62 per share to Hochschild pursuant to the strategic alliance agreement. The Company received cash proceeds of $5.2 million.

On May 7, 2010, the Company agreed to issue 50,000 shares of common stock to an individual investor. The transaction was valued at $10.77 per share based upon the quoted market price of the common stock, and consisted of cash proceeds of $232,000, or $4.63 per share, and stock compensation expense of $307,000, or $6.14 per share.

On May 26, 2010, the Company issued 631,579 restricted shares of common stock at $9.50 per share to Hochschild pursuant to a subscription agreement in connection with the parties' strategic alliance. The Company received cash proceeds of $6 million.

On September 23, 2010, the Company completed a financing transaction whereby it sold 3,475,000 shares of restricted common stock at $16.00 per share for net proceeds of $52 million to various institutional investors. Jefferies & Company Inc. acted as the placement agent in connection with the transaction, and was compensated in the amount of approximately $3.6 million.

During the year ended December 31, 2010, the Company issued 141,440 shares of common stock pursuant to the exercise of stock options. Two option-holders exercised 200,000 options using the "cashless exercise" method for payment, whereby the option-holder immediately surrendered shares of common stock that he would have otherwise been entitled to receive. In the aggregate, the option-holders exercised 200,000 options and immediately surrendered 58,560 shares of common stock, resulting in a net issuance of 141,440 shares of common stock. The Company received no cash proceeds in the transactions.

The Company declared commercial production July 1, 2010 and subsequently declared special cash dividends, totaling $0.18 per common share in six dividend payments to shareholders of record as reflected in the table below. The dividends have been charged against the Company's additional paid in capital and are considered return of capital dividend since the Company has no current earnings or accumulated earnings at this time. The Company paid $7.7 million in the year ended December 31, 2010. Dividends declared in 2010, to be paid after December 31, 2010, total $1.6 million.

Date Declared	**Date of Record**	**Date Paid**	**Special Cash Dividend Per Common Share**	**Aggregate Amounts Paid *(in thousands)***
July 30, 2010	August 16, 2010	August 26, 2010	$ 0.03	$ 1,484
August 30, 2010	September 17, 2010	September 29, 2010	0.03	1,486
September 29, 2010	October 15, 2010	October 27, 2010	0.03	1,590
October 28, 2010	November 12, 2010	November 24, 2010	0.03	1,590
November 27, 2010	December 14, 2010	December 27, 2010	0.03	1,590
December 21, 2010	January 14, 2011	January 28, 2011	0.03	1,590
		Total	$ 0.18	$ 9,330

During the year ended December 31, 2010, the shareholders of the Company approved an amendment to the Company's Articles of Incorporation to increase the authorized amount of common stock to 100,000,000 shares and the number of shares of common stock reserved for issuance under its Non-Qualified Stock Option and Stock Grant Plan to 10 million shares.

8. Stock Options

The Company has a non-qualified stock option and stock grant plan under which equity awards may be granted to key employees, directors and others (the "Plan"). The Plan is administered by the Board of Directors which determines the terms pursuant to which any option is granted. The maximum number of common shares subject to grant under the Plan is 10 million.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The option pricing model requires the input of subjective assumptions which are based on several different criteria. Expected volatility is based on the historical price volatility of the Company's common stock. The Company paid dividends during 2010, which resulted in an expected dividend yield of approximately 2%. Based on historical experience, forfeitures and cancellations are not significant. The expected life is estimated in accordance with SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" for plain vanilla options. Risk free interest rates are based on U.S. government obligations with a term approximating the expected life of the option.

The fair value of stock option grants is amortized over the respective vesting period. Total non-cash compensation expense related to stock options included in general and administrative expense for the years ended December 31, 2010, 2009, and 2008 was $2.7 million, $2.8 million, and $2.0 million respectively. The estimated unrecognized compensation cost from unvested options as of December 31, 2010 was approximately $15.1 million, which is expected to be recognized over the remaining vesting period of 3 years.

Effective January 9, 2008, the Company entered into an investor relations consulting services contract which included the issuance of options to purchase 50,000 shares of common stock at an exercise price of $4.45 and a term of eighteen months. The options vested upon issuance. The grant date fair value was calculated as $67,000 ($1.35 per option) using the following assumptions: expected life of eighteen months, stock price of $4.45 at date of grant, dividend yield of 0%, interest rate of 2.1%, and volatility of 61%.

Effective February 22, 2008, grants covering 1,000,000 shares were issued to officers and directors at an exercise price of $3.40 and a term of ten years. The options vested upon issuance. The grant date fair value was calculated as $1,803,000 ($1.80 per option) using the following assumptions: expected life of five years, stock price of $3.40 at date of grant, dividend yield of 0%, interest rate of 2.1%, and volatility of 61%.

During 2008, the Company granted options to employees covering 270,000 shares of common stock at exercise prices ranging from $3.74 to $4.51 and terms of ten years. The options vest over a three year period. The grant date fair value was calculated as $637,000 ($2.36 weighted average per option) using the following assumptions: expected life of six years, stock price equal to exercise price at date of grant, dividend yield of 0%, interest rate of 3.38%, and volatility of 61%.

Effective April 23, 2009, grants covering 1,000,000 shares were issued to officers and directors at an exercise price of $3.95 and a term of ten years. The options vested upon issuance. The grant date fair value was calculated as $2.6 million ($2.575 per option) using the following assumptions: expected life of five years, stock price of $3.95 at date of grant, dividend yield of 0%, interest rate of 1.9%, and volatility of 81%.

During 2009, grants covering 75,000 shares of common stock were issued to an employee at an exercise price of $7.00 and a term of ten years. These options were cancelled during 2010. The grant date fair value was calculated as $332,000 ($4.423 per option) using the following assumptions: expected life of five years, stock price of $7.00 at date of grant, dividend yield of 0%, interest rate of 1.5%, and volatility of 78%.

Effective August 17, 2010, grants covering 100,000 shares of common stock were issued to a member of the Board of Director at an exercise price of $14.35 and a term of ten years. The stock options vest and are exercisable on the date of grant. The grant date fair value was calculated as $1.1 million ($10.658 per option) using the following assumptions: expected life of 10 years, stock price of $14.35 at date of grant, dividend yield of 0.56%, interest rate 2.64%, and volatility of 71%.

During the year ended December 31, 2010, the Company granted options to employees covering 1,290,000 shares of common stock at exercise prices ranging from $10.10 to $26.10 and terms of ten years. The options vest over a three year period. The grant date fair value was calculated as $17.1 million ($12.47 weighted average per option) using the following assumptions: expected life of ten years, stock price equal to exercise price at date of grant, dividend yield of 2%, average interest rate of 3.07%, and an average volatility of 71%.

The weighted average grant date fair value of options granted was $12.34, $2.70 and $1.90 per option during 2010, 2009 and 2008, respectively. The weighted average grant date fair value of options vested was $1.21, $2.56 and $1.78 per option during 2010, 2009 and 2008, respectively.

The following table summarizes annual activity for all stock options for each of the three years ended December 31, 2010:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares Exercisable
Outstanding, January 1, 2008	2,650,000	$0.65	$10,058,500	2,650,000
Granted	1,320,000	3.54	--	--
Exercised	(287,000)	1.00	717,500	--
Outstanding, December 31, 2008	3,683,000	1.66	6,932,500	3,413,000
Granted	1,075,000	4.16	--	--
Exercised	(963,000)	1.14	2,901,456	--
Expired	(50,000)	4.45	--	--
Outstanding, December 31, 2009	3,745,000	2.48	32,850,250	3,500,000
Granted	1,390,000	12.34	--	--
Exercised	(200,000)	13.47	1,900,600	--
Expired	(75,000)	7.00	--	--
Outstanding, December 31, 2010	4,860,000	$7.05	$108,608,200	3,500,000

The following table summarizes information about outstanding stock options as of December 31, 2010:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number of Shares	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.25	1,400,000	3.0	$0.25	1,400,000	$0.25	$40,810,000
$3.40	1,000,000	7.2	$3.40	1,000,000	$3.40	$26,000,000
$3.74	70,000	7.6	$3.74	-	-	-
$3.95	1,000,000	8.3	$3.95	1,000,000	$3.95	$25,450,000
$10.10 - $26.10	1,390,000	9.7	$18.93	100,000	$14.35	$1,505,000
	4,860,000		$7.05	3,500,000	$2.61	$93,765,000

9. Asset Retirement Obligations

The Company's asset retirement obligations ("ARO") relate to the reclamation, remediation, and closure costs for its *El Aguila* Project. During the year ended December 31, 2010, the Company's asset retirement obligation was revised for a projected increase in costs related to estimated reclamation, remediation and closure costs based on local government requirements. The estimated present value of the incremental obligation amounted to $315,000, all of which was charged to operations. There were no other liability additions, liability settlements, or revision in estimated cash flows for the year ended December 31, 2010.

The following table presents the changes in ARO for the year ended December 31, 2010 and 2009.

	2010	2009
	(in thousands)	
Balance as of January 1,	$ 1,992	$ -
Reclamation costs	-	1,992
Revisions in previous estimates	315	-
Foreign Currency Translation	120	-
Accretion	68	-
Balance as of December 31,	$ 2,495	$ 1,992

10. Commitments and Contingencies

The Company leased office space in Denver, Colorado under an agreement that expired in February 2011. Rent expense for 2010, 2009, and 2008 was $30,700, $34,800 and $29,900, respectively.

The Company has entered into certain employment agreements with senior executive employees and key management employees. Under these agreements the Company will have a contractual obligation to pay employee salary compensation of $1,549,000 in 2011, $1,549,000 and $774,500 in 2013.

11. Related Party Transactions

The Company has certain contractual agreements with an individual who was a former consultant of the Company in 2009 and 2008. This individual served as the general manager of the Company's Mexico operations on a consulting basis and was paid $145,000, $162,500, and $140,000, for the years ended December 31, 2010, 2009, and 2008, respectively. In addition, the Company leased three mining concessions from the individual, *El Aguila*, *El Aire*, and *La Tehuana*. The lease required advance royalty payments of $260,000, all of which have been paid, and will require a 4% net smelter return royalty when production is sold in the form of gold/silver doré and 5% for production sold in concentrate form. This individual is also a part owner in an entity from which the Company leased its interest in the *Solaga* property.

12. Quarterly Financial Data (Unaudited)

	2010			
(Amounts in thousands except per share data)	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Sales of metals concentrate	$ -	$ -	$ 9,975	$ 4,779
Mine gross profit	-	-	7,024	2,775
Loss from operations	(7,291)	(5,820)	(830)	(8,898)
Other income	25	8	(45)	(223)
Net loss	$ (7,266)	$ (5,811)	$ (876)	$ (9,121)
Common Stock Data				
Basic and Diluted:				
Net loss per share	$ (0.15)	$ (0.12)	$ (0.02)	$ (0.17)
Average common shares outstanding:				
Basic and Diluted	48,253,617	49,011,275	49,851,542	52,998,303

(Amounts in thousands except per share data)	2009 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales of metals concentrate	$ -	$ -	$ -	$-
Mine gross profit	-	-	-	-
Loss from operations	(7,145)	(10,302)	(9,641)	(7,096)
Other income	4	5	16	30
Net loss	$ (7,141)	$ (10,297)	$ (9,625)	$ (7,066)
Common Stock Data				
Basic and Diluted:				
Net loss per share	$ (.19)	$ (0.25)	$ (0.21)	$ (0.15)
Average common shares outstanding:				
Basic and Diluted	38,135,296	41,109,225	45,280,272	46,399,375

13. Subsequent Events

On January 26, 2011, the Company declared a special cash dividend of $0.03 per common share to its shareholders of record February 14, 2011 which was paid on February 25, 2011 in the aggregate amount of $1.6 million.

On February 23, 2011 the Company declared a special cash dividend of $0.03 per common share to its shareholders of record March 18, 2011 which is expected to be paid on March 25, 2011 in the aggregate amount of $1.6 million.





































Comparison of Cumulative Total Return

Company/Index	Base Period 12/31/06	Base Period 12/31/07	Base Period 12/31/08	Base Period 12/31/09	Base Period 12/31/10
Gold Resource Corporation	$100	$247.22	$194.44	$625.00	$1,645.20
NYSE Area Gold Bugs Index	$100	$121.03	$89.11	$127.10	$169.50
NYSE Amex Corporation Index	$100	$117.17	$67.96	$88.74	$107.39



$1,800
$1,600
$1,400
$1200
$1,000
$800
$600
$400
$200
$0
Total US Dollars ($)
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Total Cumulative Return Years Ending



Company/Index
Gold Resource Corporation
NYSE Area Gold Bugs Index
NYSE Amex Corporation Index

Stock Performance 2009

Year Ending December 31, 2009	High	Low
First Quarter	$5.75	$3.15
Second Quarter	$5.45	$3.85
Third Quarter	$7.47	$4.13
Fourth Quarter	$11.25	$7.05



$12
$10
$8
$6
$4
$2
$0
High
Low
US Dollars ($)
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter

Share information as of December 31, 2010

Closing price per share: $29.40

Exchange: NYSE Amex (GORO)

Shares Outstanding: 52,998,303

Shareholders of Record: ~64

Stock Performance 2010

Year Ending December 31, 2010	High	Low
First Quarter	$11.60	$9.30
Second Quarter	$13.00	$9.80
Third Quarter	$19.97	$12.01
Fourth Quarter	$29.75	$18.70



$30
$25
$20
$15
$10
$5
$0
High
Low
US Dollars ($)
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter

Management & Directors

William (Bill) W. Reid
CEO, Chairman, Director and Interim CFO

Jason Reid
President and Director

David Reid
Vice President of Exploration

Bill M. Conrad
Independent Director
CFO/Director of MCM Capital

Isac Burstein
Vice President of Business Development for Hochschild Mining plc
Independent Director

Tor Falck
Independent Director
Director of Blackstone Venture Inc.

Corporate Information

Transfer Agent
Computershare
Denver, CO
(800) 962-4284
(781) 575-3120

Auditor
StarkSchenkein, LLP
Denver, CO
303-694-6700 (Office)

Legal Counsel
Dufford & Brown, P.C.
Denver, CO
303-861-8013 (Office)

The Company will provide at no charge a copy of our report on Form 10K upon request. Please direct such request in writing to Greg Patterson at 2886 Carriage Manor Point, Colorado Springs, CO 80906.

ENGINEERED TO MAXIMIZE SHAREHOLDER VALUE

www.GoldResourceCorp.com


OAXACA MEXICO
2010
1 ONZA .999 ORO PURO

U.S. Office
2886 Carriage Manor Point
Colorado Springs, CO 80906
303-320-7708 (Office)
303-320-7835 (Fax)

Mexico Office
Macedonio Alcala, N201-105
Col. Centro, c.p. 6800
Oaxaca, Oaxaca, Mexico
011-52-951-516-8258 (Office)



GOLD RESOURCE CORPORATION
NYSE Amex: GORO